Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

RECEIVED
2004 JUN 15 P 3:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 June 2004

The Manager
Stop 3-9
Office of International Corporate Financ
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

04030791

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

dlw 6/18

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
Making life more enjoyable

4 June 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that, due to the resignation of participants in the Southcorp Executive Share and Option Plan, the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have been cancelled, in accordance with the rules of the Plan, as follows:

Date Options Granted	Exercise Price	Date Options Cancelled	No. Options Cancelled
10 October 2001	$7.19	3 June 2004	20,000

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
Making life more enjoyable

19 May 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
PRESENTATION TO NEW WORLD WINE CONFERENCE - LONDON

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

18 May 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

MD'S PRESENTATION TO NEW WORLD WINE CONFERENCE - LONDON

Please find attached, for release to the market, a copy of a presentation to be given by Southcorp Limited's Chief Executive Officer and Managing Director, John Ballard, to the Deutsche Bank New World Wine Conference being held in London today.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

SOUTHCORP

Deutsche Bank New World Wine Conference
London
17 May 2004
Speaking Notes

Forward Looking Statements: This presentation contains forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. No representation is made as to the accuracy or reliability of these forecasts or the assumptions on which they are based. Actual future events may vary from these forecasts.

John Ballard – Managing Director and Chief Executive Officer

SLIDE 1 - Presentation Title

Good afternoon ladies and gentlemen. Thank you for the invitation to speak here today at this, my first Deutsche Bank Wine conference. As many of you will no doubt be aware, this has been a big year for Southcorp with some fairly major changes. I would like to spend my time here today taking you through some of the issues that were facing the company, where our key priorities have been and what progress we've made to date. I'll then take you through some of the changes in the UK business in a little more detail.

SLIDE 2 - Wine Portfolio

I'd like to start by giving you a bit of background to the company. Southcorp is the largest Australian-owned wine producer and one of the top ten wine producers in the world. It is a collection of some of Australia's oldest and most prestigious wine brands including four with more than 150 years heritage. The company's origins date back to 1843 when Lindemans was established in the Hunter Valley and over the past 160 years Southcorp has built up an unrivalled portfolio of more than twenty wine brands.

SLIDE 3 - Our Wine Portfolio

The portfolio consists of three major segments:

Our major global brands - which you'll be most familiar with - Penfolds, Rosemount Estate and Lindemans - are household names around the world.

We have a wonderful collection of boutique and regional brands including Wynns Coonawarra Estate, Seppelt, Devils Lair and Coldstream Hills. These brands are particularly attractive to the on-premise and fine wine markets. At present we sell the lion's share of these in Australia, but are selling increasing amounts internationally.

SLIDE 4 - Our Wine Portfolio

And we have a host of specialist brands that are largely sold within Australia. The three exceptions are Talomas, Kirralaa and Herrick. The first two are wines we produce with Robert Mondavi and are mainly sold in the USA. The Herrick wines are made at our winery in southern France and are largely sold in the UK.

SOUTHCORP

SLIDE 5 - Our Markets
We produce around 20 million cases of wine a year - approximately 20% of Australia's wine production and we represent around 20% of Australia's wine exports.

Our wines are sold in more than 80 countries, in places as diverse and as far flung as Iceland, Panama, Israel, South Africa and Kenya as well as the major markets in Europe, the UK, the USA, Canada, New Zealand and Asia.

SLIDE 6 - Market Share in Major Markets
Southcorp has traditionally been the major player in the domestic market and according to AC Nielsen figures holds around 20% of the Australian market in value terms for the year to March 2004.

In the UK the Australian category now dominates, holding around 24% share of the table wine market by value. On an MAT basis for the year to 13th March 2004 Southcorp holds around 5% share of the total UK market by value, making it one of the biggest players.

In the US, one of the fastest growing for Australian wine in recent times, AC Nielsen figures show Southcorp has a 3.5% share of the US market, making us one of the top 10 wine suppliers. I would caution that AC Nielsen figures in the USA only represent around 30% of total sales so should be viewed with that in mind.

As a traditional brand marketer I am sometimes shy to reveal these statistics on market share because as total shares they appear quite low. However, they reflect the nature of the category worldwide where major positions are still being staked out if you like. Wine is a category that represents tremendous opportunities for the astute brand marketer and it is clearly our ambition to be just that.

SLIDE 7 - Brand Rankings in Major Markets
If you look at our brand rankings you can see that our position is in fact already quite strong with Penfolds, Lindemans and Rosemount Estate well represented in each of our key markets.

To put the brand rankings into to context though I would refer you back to the comments I've just made about the nature of the category. At present, no one company or one brand holds a globally dominant position.

In all three markets the top ten brands account collectively for about one third of the market and no one brand commands more than 6% value share in any of the markets. In Australia and the USA there's less than a 2% difference in market share between the number one ranked brand and the number 10 ranked brand.

SLIDE 8 – Our Vineyards
Sitting behind our brand portfolio is another major asset - our extensive viticultural holdings. We are by far the largest vineyard holder in Australia and one of the largest in the world. We have over 19,000 acres under vine and our geographic footprint covers all of Australia's major growing regions. These vineyards supply us with around 20% of our grape requirements, with the balance sourced from over 1000 contract growers.

A question I am often asked is why do we own such a substantial vineyard portfolio given the significant capital investment tied up in owning and managing them. There are really four key benefits:

- First, it provides with a surety of supply for our super premium wines. We can be anywhere from 50-80% self sufficient for these top end wines.
- Secondly, we can produce grapes at a low cost and that's a great source of competitive advantage
- Thirdly, the work we do in our vineyards gives us a greater degree of legitimacy in our dealings with our growers. Our viticultural team develop expertise that we share with our growers, helping us to guide them closely in delivering the quality, style and amount of fruit we need to meet our requirements. We can also help their businesses become more cost effective.
- Finally, the extent of our holdings provides some flexibility in managing our grape requirements each vintage.

SLIDE 9 - Why we should be a great business

As you've just seen, Southcorp is a collection of some of Australia's best and most successful wine brands. We aim to treat each of our brands as individuals, however, they enjoy the benefits of common ownership, namely:

- Access to the diverse viticultural holdings and the best wine science
- Access to a team of talented winemakers and new technology;
- A scale that gives us the ability to invest capital to gain efficiencies
- Size that gives us access to a global distribution network; and
- They provide a vast portfolio of wines that should make us a supplier of choice

But whilst Southcorp makes great wines, it is not yet a great business.

There are a few key reasons for this. In a highly competitive marketplace, we have an uncompetitive cost base – both in terms of the capital employed in the business and the effectiveness of our expenditure.

An important component of the capital employed is the asset footprint. Southcorp does not currently enjoy the scale efficiencies in production and logistics that a business this size should have. This is predominately because the brands have come together through a series of acquisitions over many years. We inherited a substantial portfolio of assets that has not been effectively rationalised. Taken in isolation none of the assets is inefficient but the total configuration does not give us the efficiencies needed to be competitive and to optimise our return on capital.

In terms of expenditure, there has been a general lack of financial controls and disciplines around spending in the business. This has stemmed from a focus on driving volumes rather than growing returns. Effectively this led to the over-investment in discounts and promotional deals aimed at the trade that we saw last year. This came at the expense of investment in brand building to drive long-term consumer loyalty, which is vital for a consumer goods business.

SOUTHCORP

SLIDE 10 – Initial Priorities

We therefore had some clear and simple initial priorities:

- Stabilise the business
- Spend and invest based on the ability to return above the cost of capital for the business
- Right size the asset base; and
- Drive profitable growth through investing in the brands

SLIDE 11 - Scorecard

So let's now look at what we achieved in the first six months of this financial year.

First and foremost we had to **stabilise the business**. The most significant step was to cease trade loading. Trade loading is a practice that involves selling stock into the trade at a faster rate than customers are able to sell through to the consumer. It's one of the oldest tricks in the book and occurs when a company is too focused on pushing volumes. Ceasing the loading was a painful process, as it required us to accept that our sales would be reduced while we enabled our customers to sell through excess inventories. Inevitably, it also required us to provide additional marketing support to help move the stock. It was painful but it was also effective, with our customers' inventories now back to normal levels.

The first six months of this financial year was spent restoring relationships with our key customers in Australia and the UK. The Australian business had already commenced the process by the time I had arrived, and it has well and truly turned the corner, achieving solid margin improvement for the six months to December 03. Although the UK started later, it now has a new strategy in place. Customer relationships are back on a stable base and the cost base has been reduced. As a result the UK business returned to profitability in the first half of this year, which was earlier than expected.

The second priority was to **build a competitive cost base for the future**. In August 03 we introduced a program to formalise the process for ongoing business improvement and called it "Veraison". We started off with 50 improvement projects with an immediate focus on cost savings. To date 30 of these projects have or are being implemented and Veraison has already had a positive impact on earnings.

For the first six months we generated around $23 million in savings from various initiatives. Some of these included:

- A revision of ocean freight arrangements that has seen us streamline the process and deliver cost savings whilst also improving customer service.
- We took advantage of the higher Australian dollar earlier this year and renegotiated contracts for the supply of some imported components. This delivered almost $1 million in savings with further benefits to flow through in the second half of this year.
- We continued renegotiation of our onerous contracts generating savings of $4.3 million
- We have substantially reduced office overheads and operating costs such as travel and entertainment and communications.

The principles of Veraison are now well understood in the business and are driving cultural change. Veraison is accepted as an ongoing process of continuous improvement.

Cost saving has inevitably been a big priority in the early days, but at the same time the company has been laying the foundations for bigger strategic changes. Over the next six months Veraison will enable us to determine the right mix of assets across our business to take

the company forward over a three to five year time frame. We plan to make an announcement to the market about this before our full year results.

The third priority was to **introduce stronger financial disciplines** and we have made some serious progress in this regard. There's been a fundamental change in behaviour with regards to spending money in this company. From promotional investment to capital expenditure, all spending is assessed and then measured against its ability to return above our cost of capital.

SLIDE 12 - Results for 6 months ended 31 Dec 2003
We announced the results of the first 6 months back in February and I'd like to review the key features.

Sales revenue decreased 17% to $513 million, with more than 60% of this decline, reflecting the strengthening of the Australian dollar. Absolute volume declines were offset, in part, by increased case rates reflecting our decision to cease unprofitable trading. As previously noted, sales for the corresponding half-year also included a component of trade loading.

EBITA was up 39% to $72.3 million and NPAT of $40.5 million was up strongly on last half-year's $5.7 million.

SLIDE 13 – Regional Overview
This slide shows a snapshot of sales and margins across the business in Australian dollars. Clearly, we see the impact of the currency on our UK and US results when converted to Australian dollars.

Australasia - Australasian earnings have grown 41% over the previous corresponding period despite continuing strong competition.

The key drivers of the Australasian performance were:
- Strong promotional cost disciplines
- Revised trading terms which included a price increase in September 03; and
- A strong performance from the Asian region

Volume reductions reflect the company's decision to cease bonus deals in May 2003.

Overall, the Australian business has been stabilised and a sustainable profit model has been established. The objective now is to accelerate our marketing activity to support our key brands. We are now in a position to profitably grow our market share in Australasia.

UK / Europe - The UK returned to profitability after losses for the full year last year, and this was ahead of expectations. I'll speak about this in more detail in a little later.

Americas - The US market has continued to be characterised by competitive market conditions as the oversupply of Californian wine reduces but remains a fact.

Local currency sales per case were down 2.6% reflecting an increase in our 1.5L business. However, case rates for the 750mL ranges, which represent the major part of our US business, were actually up slightly.

Volume comparisons are distorted by a change in the timing of shipments and our desire to reduce the level of distributor inventories. We however still demonstrated positive depletions growth, albeit at a lower level than the past.

Margins in Australian dollars declined due to impact of the currency, remaining stable in local currency terms.

Our brand performances, whilst growing at lesser rates than we have traditionally enjoyed, nonetheless compare strongly with many of our competitors. Eight of the twelve leading wine companies in the US had negative growth in the past 12 months, where we in fact showed modest growth. We expect the trading environment to remain intensely competitive over the next twelve months.

SLIDE 14 – Key Ratios

These are the key ratios that we use in the business. These ratios are not rocket science but to my mind they monitor the heartbeat of the business. In the first six months, we've started to see some positive trends across these ratios.

Operating cash flows have increased by 80% as a result of increased EBITA and improvements in working capital. The improvements in working capital include significant reductions in the levels of finished goods held in the business. Capital expenditure has decreased significantly in the six months and we will maintain tight control on the money we spend. This progress has enabled us to reduce debt levels to $701 million; improving our gearing position and resulting in a net interest cover position that is substantially healthier. Return on capital employed has improved now to a running rate of 7.6% pa. This however is still below our cost of capital and best demonstrates how far we have to go.

SLIDE 15 – UK/Europe HY04 Result

As I'm speaking to a largely UK/European audience today I thought it appropriate to give you a little more insight into our business here.

Southcorp's UK/Europe office based in London manages our trading and marketing across a wide geographic area that encompasses the United Kingdom, Europe, Africa and the Middle East. The company's sales in the region come mainly from the UK and Northern Europe.

The difficulties Southcorp experienced in this region in recent years have been well documented by the media and financial commentators so I don't intend to cover them in significant detail today but I appreciate that you need me to paint the backdrop against which to understand our current strategy.

In the UK we had become too focused on volume, leading to the problems of trade loading that I outlined before. In addition, in order to achieve volume growth in the UK we pushed many products in our portfolio into the wrong price points putting pressure on margins. All of these issues have now been dealt with and we're beginning to see some strong early results of the new strategy. Most important of course was the return to profitability this half with the region delivering earnings of £4.1 million equating to a margin of 8.8%.

SOUTHCORP

As a result of eliminating unprofitable sales in the UK market our volumes decreased, down 29% on the previous half-year. But case rates increased 16% to £18.58 due to improved mix and a changed approach to promotional spend.

So what's been the focus in the UK for the past six months? In summary, rebalancing our marketing strategy, restructuring our sales team and reinforcing our capabilities and strengthening our financial controls.

In terms of marketing we've begun implementing a more balanced strategy, removing the over-reliance on price-promotions by increasing the focus on brand building programs aimed at consumers. We're committed to eliminating deep-discounting but that doesn't mean you won't see our wines on promotion. Price promotion is very important in this market and will continue to be part of our marketing mix. Our key objective is to ensure that the frequency and the extent of the discounts are appropriate and supportive of the wider brand building programs.

SLIDE 16 – Lindemans Brand Awareness campaign

A live example of this type of this change in strategy is the Lindemans brand awareness and trial campaign which has been running for the past 6 months. The core target market for Lindemans in the UK is the 30-45 age group; generally families who drink wine frequently, generally at home and they are heavy TV watchers. The campaign is centred around the sponsorship of a number of TV dramas including the ITV One program, "Rosemary & Thyme". Brand awareness is up 13% as a result.

SLIDE 17 – Lindemans Brand Awareness campaign

Converting awareness into purchase is obviously the critical step. Using the strong "L" icon as a link, the campaign has been integrated right throughout the marketing and sales chain– offering consumers sampling opportunities in family-oriented environments such as shopping centres – and then providing tailored point of sales materials for the different channels. The one pictured here on the right was developed for airports taking advantage of the growing "retail travel segment.

SLIDE 18 – UK/Europe Focus

At the same time we have invested significant time and resources in strengthening our sales capabilities. We have refined the structure and focus of the team. We've dedicated sales resources to new market opportunities such as the Middle East and Eastern Europe and retail travel.

In concert with realigning our sales team structure we have been refining our market segment strategies to align our product mix with our customers needs. As a result of all these activities we have seen a significant improvement in our customer relationships.

The final area of focus in the UK over the past six months has been a tightening of financial controls and an emphasis on identifying enduring cost savings and the UK team delivered good reductions in overheads for the first half of this financial year.

Our priorities in this market are to grow market share profitably by continuing to have a disciplined approach to our trading, to put a greater emphasis on developing our on-premise business and to optimise our brand and product portfolio in this market. We're currently well

represented in the middle of the market but can see opportunities in the lower price points and the super premium segments where we believe our offer is unlike any other Australian competitor.

SLIDE 19 - Next steps

So where to from here? For the second half of this financial year we are focused on:

Continuing to implement our new go-to-market approach which is now much more consistent across all markets.

In essence, the strategy is about having the:

- Right brand at the right price point
- Right product for the right channel
- Right match of sales skills to customer needs; and
- Right mix of promotional activity to build the brand and consumer satisfaction

In the US we'll be working on securing our market position with a key new product launch.

In Australia and the UK we're beginning the process of rebuilding our market share and we're pursuing key growth opportunities in European and Asian markets.

Across all of those markets we'll be continuing our drive to capitalise on the on-premise market opportunities.

The focus on Veraison will continue, with a strong emphasis on cost management and maximising the efficiency of the supply chain. Over the next few years, the main emphasis will change to one of redeveloping our growth trajectory and reconfiguring our assets to improve the return on funds employed.

Our clear objective is to present Southcorp as an attractive investment opportunity offering both growth and improving profitability. We caution however that this will take time. We are only in the first year of a recovery strategy. We have much to prove and international markets, particularly the US, remain tough and highly competitive.

Thank you for your time. I'd be happy to take any questions.

SLIDE 20 – Wine Portfolio

SOUTHCORP

Deutsche Bank

New World Wine Conference

John Ballard
Managing Director and Chief Executive Officer

London

17 May 2004

KIRRALAA

LINDEMANS

SEPPELT
EST 1851

Penfolds
AUSTRALIA'S
MOST FAMOUS WINE

Coldstream Hills

ROSEMOUNT
ESTATE
The Prestige Wine of Australia

WYNNS
COONAWARRA ESTATE
THE ESTATE THAT MADE
COONAWARRA FAMOUS

SEAVIEW

TALOMAS

BOTRYTIS
RIESLING

Leo Buring

Rouge Homme

Killawarra

EDWARDS &
CHAFFEY

GLASS
MOUNTAIN

MATTHEW LANG

Herrick

Queen Adelaide

BLUES
POINT

Kaiser Stuhl

MINCHINBURY

Our Wine Portfolio

Major Global Wines

Penfolds
AUSTRALIA'S MOST FAMOUS WINE

ROSEMOUNT ESTATE
The prestige wine of Australia

18 L 43
LINDEMANS
making life more enjoyable

Boutique & Regional Wines

WYNNS COONAWARRA ESTATE
THE ESTATE THAT MADE COONAWARRA FAMOUS

DEVIL'S LAIR

Coldstream Hills

Leo Buring

SEPPELT
EST 1851

Our Wine Portfolio

Specialist Wines

SEAVIEW

TALOMAS

KIRRALAA

Herrick

Rouge Homme

Killawarra
THE SPARKLING AUSTRALIAN

EDWARDS & CHAFFEY

Queen Adelaide

BLUES POINT

GLASS MOUNTAIN

Kaiser Stuhl

MATTHEW LANG

MINCHINBURY

Our Markets



Australasia
44%
Americas
34%
UK / Europe
22%

- Volumes of ~20 million cases pa
- Representing ~20% of Australian wine exports
- Represented in more than 80 markets

Based on HY04 sales revenue

Market Share in Major Markets

	Australian share of market	Southcorp share of market
Australia*	96.0%	19%
UK*	23.8%	4.9%
USA**	10.0%	3.5%

- Major player in Australian market
- Internationally strong position in the growing Australian category

C Nielsen MAT March 2004 – by value
AC Nielsen MAT 10 April 2004 – by value

Brand Rankings in Major Markets

	Australia*	UK*	USA**
Lindemans	6	7	15
Rosemount Estate	7	8	19
Penfolds	4	11	53

AC Nielsen MAT 13 March 2004 – by value

AC Nielsen MAT 10 April 2004 – by value

Our Vineyards



Clare Valley
Riverland
Eden Valley
McLaren Vale
Great Western
Robe

One of the world's largest private vineyard holders with over 19,000 acres (8,000 hectares)

Irreplaceable, heritage vineyards in Australia's premium wine growing regions

Why we should be a great business

Brands → Strong portfolio of Australia's oldest, most prestigious and successful brands

Vineyards → Access to viticultural holdings in Australia's premium wine growing regions

Expertise → Access to the best practice wine science, innovation, technology and world class winemakers

Scale → Ability to invest capital to gain efficiencies

Size → Access to a global distribution network

nitial Priorities

- Stabilise the business
- Spend and invest based on the ability to return above the cost of capital for the business
- Right size the asset base
- Drive profitable growth through investing in the brands

Scorecard

✓ Stabilising the business

- Solid margin improvements in Australasia
- Return to profitability in the UK

✓ Business Improvement Program - “Veraison” Introduced

- Cost savings having a positive impact on earnings
- Assessment of asset base progressing

✓ Strong financial disciplines implemented

- ROCE focus throughout the business
- Strong cash flow generation = Net debt $701 million

Results for 6 months ended 31 Dec 2003

$A million	HY04	HY03	% chg
Sales Revenue	513.3	621.4	-17.4%
Other Revenue	44.8	97.1	-53.9%
Total Revenue	558.1	718.5	-22.3%
EBITA (before significant items)	75.1	84.4	-11.0%
Significant Items	-2.8	-32.5	
EBITA	72.3	51.9	39.1%
Amortisation	0.0	-19.9	
EBIT	72.3	32.0	126%
Net Interest	-22.9	-23.3	-1.5%
Profit Before Tax	49.4	8.7	467%
Income Tax	-8.9	-3.0	195%
NPAT	40.5	5.7	610%

Regional Overview

$A millions	HY04	HY03	% chg
Sales Revenue			
Australasia	226.8	228.6	-0.8%
UK / Europe	112.5	159.8	-29.6%
Americas	174.0	233.0	-25.3%
	513.3	621.4	-17.4%
EBITA [1]			
Australasia	27.6	19.6	40.8%
UK / Europe	13.2	1.6	711.0%
Americas	34.3	63.1	-45.6%
	75.1	84.4	-11.0%
EBITA/Sales			
Australasia	12.2%	8.6%	3.6%
UK / Europe	11.7%	1.0%	10.7%
Americas	19.7%	27.1%	-7.4%
	14.6%	13.6%	1.1%

[1] pre significant items

Key Ratios

	HY04	FY03
EBITA [1] / Sales Revenue	14.6%	10.7%
ROCE [2,3]	7.6%	5.9%
Gearing [2]	55%	62%
Net Interest Cover	3.2x	-19.3x

[1] before significant items
[2] previous years adjusted for FY03 intangible write-downs
[3] EBITA for HY04 annualised

UK / Europe - HY04 result

- Return to profitability
- Marketing strategy re-balanced
- Sales capabilities restructured & reinforced
- Strong financial disciplines in place

UK/Europe – Brand Building "Lindemans"

Integrated approach including TV
Sponsorship combined with press support...


Family
LINDEMANS


Love story
(ITV-THURS-9PM)
LINDEMANS
THURSDAY

UK/Europe – Brand Building "Lindemans"

..point of purchase , in-store wine tastings all with promotional theming reinforcing the 'L'


LINGER
LINDEMANS


LINDEMANS

UK / Europe - Focus

- Grow market share profitably
- Develop on-premise
- Optimise UK portfolio

Next steps

Market Strategy	→	Continuing implementation of a consistent strategy in all markets
Veraison	→	Build a competitive cost base & process improvements → ongoing
Asset Review	→	Economies of scale in production and logistics →decision by end FY04

Penfolds

AUSTRALIA'S MOST FAMOUS WINE

SOUTHCORP

SEPPELT

EST 1851

ROSEMOUNT ESTATE

The Prestige Wine of Australia

LINDEMANS

making life more enjoyable

WYNNS COONAWARRA ESTATE

THE ESTATE THAT MADE COONAWARRA FAMOUS

Coldstream Hills

SEAVIEW

TALOMAS

Killawarra

THE SPARKLING AUSTRALIAN

KIRRALAA

AUSTRALIA

Leo Buring

Rouge Homme

EDWARDS & CHAFFEY

MATTHEW LANG

Queen Adelaide

GLASS MOUNTAIN

MINCHINBURY

Herrick

BLUES POINT

Kaiser Stuhl

SOUTHCORP

Forward Looking Statements

This presentation may contain forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. No representation is made as to the accuracy or reliability of these forecasts or the assumptions on which they are based. Actual future events may vary from these forecasts.